Exhibit 99.64

FOR IMMEDIATE RELEASE

VILLAGE FARMS INTERNATIONAL TO AGGRESSIVELY PURSUE HEMP AND

CBD OPPORTUNITIES FOLLOWING U.S. FEDERAL LEGALIZATION

– Village Farms to Leverage Formidable Growing Platform

for the “Next Major Nutraceutical Phenomenon” –

Vancouver, BC, December 13, 2018 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX:VFF) (OTCQX:VFFIF) today announced that, following yesterday’s passage by U.S. Congress of the 2018 Farm Bill, it will aggressively pursue opportunities to become a vertically integrated leader in the legal hemp industry, including significant opportunities in the cannabidiol (CBD) market. The 2018 Farm Bill is still to be signed into law by President Trump, which is expected to occur next week.

The 2018 Farm Bill includes the Hemp Farming Act 2018 which federally legalizes hemp and hemp products in the U.S., including extracts, derivatives and cannabinoids, and permanently removes hemp from the U.S. federal Controlled Substances Act (CSA). CBD has become increasingly popular among consumers seeking to improve their general health and wellness. According to Brightfield Group, with the full federal legalization of hemp-derived CBD in the U.S., the global hemp CBD market is estimated to grow nearly 40-fold in the next four years to US$22 billion in 20221, driven to a large degree by what it believes could be “the next major nutraceutical phenomenon”.

“The full and unambiguous legalization of hemp, and especially hemp-derived CBD products, creates a tremendous global opportunity and Village Farms intends to be a leader in this nascent industry,” said Michael DeGiglio, Chief Executive Officer, Village Farms. “With one of the largest existing greenhouse footprints in the U.S. and a 30-year proven track record as a large-scale, low-cost grower of high-value crops, Village Farms has a formidable platform to capitalize on the hemp and CBD opportunity. In anticipation of the passage of this landmark legislation, over the last several months, we have undertaken broad and extensive foundational work to ensure Village Farms can move quickly, aggressively and profoundly.”

Mr. DeGiglio added, “Village Farms is proud to be a member of the board of the U.S. Hemp Roundtable, who advocated passionately and unremittingly for the passage of this historic legislation, and we congratulate the organization on its success.”

Upon U.S. federal legalization, cultivation of hemp and the sale of hemp and hemp products, including hemp-derived CBD products, remains subject to state law. State governments may impose separate restrictions or requirements on the cultivation and the sale of hemp and hemp products. Village Farms will pursue hemp and CBD opportunities with strict adherence to applicable laws. Village Farms is currently working with lobbyists in Texas to have hemp removed from Texas’ controlled substance list in the upcoming early-2019 legislative session. Management believes early indications for the removal of hemp from Texas’ controlled substance list are favorable. Village Farms is also working with other parties to have hemp removed from the controlled substance lists of other U.S. states to enable the Company to pursue opportunities outside Texas.

“We are optimistic that state authorities will follow the federal government’s lead in permitting the cultivation and sale of hemp and hemp products and, accordingly, Village Farms will continue to advance its current hemp initiatives to ensure we are ready to move quickly and decisively as soon as relevant state laws permit,” said Mr. DeGiglio. “This is a unique and special opportunity for our Company, completely independent of our successful cannabis joint venture in Canada, to create significant, additional, long-term value for our shareholders.”

Village Farms’ potential hemp and CBD business opportunities may include, but are not limited to, the conversion of a portion of its 5.7 million square feet of existing, high-tech greenhouse operations in West Texas (one of the best growing climates for hemp in the U.S.) should the state of Texas remove hemp from its controlled substance list. Village Farms is also pursuing opportunities for both greenhouse and outdoor growing in other states where hemp is expected to be legalized. In addition, the Company believes the development of hemp strains to treat specific ailments, conditions and diseases, as well as an understanding of the health and wellness benefits of individual strains, will be critical to success in this industry and Village Farms also intends to aggressively pursue the advancement of both, independently and through collaborations.

“It is our belief that there will be significant demand for both greenhouse-grown and outdoor-grown hemp to address what is expected to be a vast array of CBD products spanning multiple categories from food and beverage to nutraceuticals to pharmaceuticals, including propagation services,” added Mr. DeGiglio. “Village Farms has a long and proud history of successfully developing large-scale agricultural projects in multiple states across the U.S. and around the world and will pursue both greenhouse and outdoor opportunities. Moreover, our deep experience, extensive relationships, and flawless agricultural product safety record as a vertically integrated grower serving most major food retailers in the U.S. and Canada provide an exceptional foundation to enable Village Farms to play a leading role in the birth and development of this industry.”

No assurance can be given as to whether hemp will ultimately become federally legal in the U.S. and legal in the State of Texas or elsewhere. Accordingly, there can be no assurance that the Company will be able to pursue or implement the hemp-related business initiatives contemplated herein.

Notes

1.	Brightfield Group: 2018 Hemp-Derived CBD Study.

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365-days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario, and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through a 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis or hemp industry are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts. Some of the specific forward-looking statements in this press release include, but are not limited to, statements with respect to the U.S. federal and state legalization of hemp and the Company’s potential new business opportunities related thereto.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with securities regulators, including as detailed in the Company’s annual information form dated April 2, 2018 and management’s discussion and analysis for the year-ended December 31, 2017 and for the three- and nine-month periods ended September 30, 2018.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Lawrence Chamberlain

Investor Relations

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com